

Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая,49
Коммутатор 240-20-05, 299-98-87
Факс 240-55-08,244-13-01, 238-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024

18.-28 N 884/1640

На N


05009528

SUPPL

TO : Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

PROCESSED
JUL 07 2005



THOMSON
FINANCIAL

FROM: JSC " Rostovenergo "
Rostov - on - Don, Russia

Exemption No. : 82 - 4839

Dear Sirs :

In connection with Rostovenergo' s exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find **the Resolutions of the annual general meeting of stockholders of JSC "Rostovenergo"**, which took place on May 31, 2005.

Sincerely,

F. A. Kushnarev
Director General

Sergeev V.M.
Tel. +(8631) 38 51 58

Resolutions
of the annual general meeting of stockholders of JSC "Rostovenergo"

Name and location of the Company :	"Open Joint Stock Company of Electric Power and Electrification " 49 B. Sadovaya street , Rostov-on-Don , RF
Type of the meeting :	annual
Form of the meeting :	gathering
Time :	May 31, 2005
Place :	PC "Energetic" 48 Semashko av. , Rostov-on-Don
Time of registration :	10.00 - 11.50
Time of meeting beginning :	11.00
Time of poll beginning :	12.05
Time of meeting closing :	12.30
Mailing address for sending voting papers according the agenda :	Central Moscow Depositary , 34, b.8 B.Pochtovaya street , 108082 , Moscow
Date of drawing up the resolutions :	June 2, 2005
The Chairman of the annual general meeting	Member of the Directors' Board , Director General of JSC "Rostovenergo" Kushnarev F.A.
The Secretary of the annual general meeting	The secretary of the Directors' Board of JSC "Rostovenergo" Shkodenko B.K.

In accordance with the article 56 of the Federal Law " About Joint Stock Companies" of 26.12.1995 №208-F3 the duties of the Accounts Committee are performed by the registrar of the Company - JSC "Central Moscow Depositary".
Location of registrar - Central Moscow Depositary , Orlikov street, 3, b.V, 107078 , Moscow, RF.

Authorized person of registrar – Gorshenin O.V.

The list of persons entitled to participate in extraordinary general meeting of stockholders was compiled in correspondence with the register as of April , 15 200.

The Agenda of the Meeting :

1. About approval of the Annual Report, Annual Accounting Reporting, including reports about profits and losses , distribution of profits (including dividends payment) and losses of the Company on the 2004 total;
2. About election of the Board of Directors of the Company;
3. About election of the Inspection Commission (Inspector) of the Company ;
4. About confirmation of the Auditor of the Company;
5. About confirmation of the Charter of JSC "Rostovenergo" in new edition.

1. On the first issue of the agenda - About approval of the Annual Report, Annual Accounting Reporting, including reports about profits and losses , distribution of profits (including dividends payment) and losses of the Company on the 2004 total -

Quorum and results of voting :

Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders	**3 127 890 080**
Number of votes in possession of persons – owners of **floated stocks** , entitled to vote at the general meeting of stockholders .	**3 128 764 676**
Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders	**2 778 006 896**
The quorum on this issue **exists** (%)	**88,7893**

The results of voting :

Versions of voting	Number of votes	% (of total number of participants)
« For »	**2 775 836 566**	**99,9219**
«Against »	**1 100 352**	**0,0396**
«Abstain »	**140 180**	**0,0050**
«Invalid»	**910 170**	

As a result of voting it was decided :

1. To approve the annual report of JSC " Rostovenergo " for 2004.
2. To approve balance sheets of the Company for 2004, profit - and – loss statements of the Company for 2004
3. To approve the following distribution of profits (losses) of the Company in 2004

	(thous. rub.)
Net profit (losses) for the reporting period:	278 737
allot to : Reserve fund	22 431
Accumulation fund	254 122
Dividends	2 184
Repayment of losses of the pervious years	-

4. Not to pay out the annual dividends for the ordinary nominal shares of the Company for 2004.
5. Taking into consideration dividend payment for the preference nominal shares of the Company for 9 months of 2004 at the rate 0,0419 rubles per one preference nominal share ((Minutes of General meeting of shareholders of December 27, 2004 № 2), to pay out the dividends for the preference nominal shares of the Company for 2004 total at the rate 0,0023591 rubles per one preference nominal share in monetary form during 60 days after decision-making.

<u>2. On the second issue of the agenda</u> - **About election the Board of Directors of the Company** - the following candidates were proposed for election :

№	Name	Job title (for the moment of nomination)	Name of shareholder, which proposed this candidate	Number of voting share (%)
1	Obukhov Pavel Andreevich	Director for strategy development of JSC " MRSK of Center and Northern Caucasus"	JSC RAO "UES of Russia"	48,43
2	Burnashov Dmitry Alexandrovich	Head of Department for business planning of Corporate center of JSC RAO "UES of Russia"	JSC RAO "UES of Russia"	48,43
3	Akhanov Dmitry Sergeevich	Head of Strategy department of Center for reform management JSC RAO "UES of Russia"	JSC RAO "UES of Russia"	48,43
4	Kushnarev Fedor Andreevich	Director General of JSC "Rostovenergo"	JSC RAO "UES of Russia"	48,43
5	Kolesnikov Anton Sergeevich	Deputy Head of Department for management of regional network Complexes JSC " FNC UES"	JSC RAO "UES of Russia"	48,43
6	Nepsha Valery Vasilyevich	Deputy Director General of Fund " Institute of Professional Directors"	JSC RAO "UES of Russia"	48,43
7	Eremeev Maxim Alexandrovich	Councilor of Fund " Institute of Professional Directors"	JSC RAO "UES of Russia"	48,43
8	Kharchilava Khvicha Pataevich	Councilor of Fund " Institute of Professional Directors"	JSC RAO "UES of Russia"	48,43
9	Gusev Andrey Leonidovich	Councilor of Fund " Institute of Professional Directors"	JSC RAO "UES of Russia"	48,43
10	Yaroshevich Vladislav Anatolyevich	Councilor of Fund " Institute of Professional Directors"	JSC RAO "UES of Russia"	48,43
11	Abramov Andrey Yuryevich	Head of Department for strategy planning of CC "Complex Energy Systems"	Company "Integrated Energy Systems Ltd."	2,19
12	Azovtsev Mikhail Viktorovich	Deputy Head of section for provision of projects realization of CC "Complex Energy Systems"	Company "Integrated Energy Systems Ltd."	2,19
13	Gabdushev Marat Zhamangaraevich	Head of administration for reforming and assets, activities of CC "Complex Energy Systems"	Company "Integrated Energy Systems Ltd."	2,19
14	Kondrikinskaya Elena Anatolyevna	Head of administration for amalgamations and mergers of CC "Complex Energy Systems"	Company "Integrated Energy Systems Ltd."	2,19
15	Leontyev Andrey Georgievich	Head of Department for power engineering of industrial enterprises of limited company "Complex Energy Systems - Energy Solutions"	Company "Integrated Energy Systems Ltd."	2,19
16	Ponomarev Ilya Vyacheslavovich	Deputy Director General – Head of Department for development and business planning of CC "Complex Energy Systems - Multienergetika"	Company "Integrated Energy Systems Ltd."	2,19
17	Pustovalova Ekaterina Yurievna	Head of Legal management of CC "Complex Energy Systems"	Company "Integrated Energy Systems Ltd."	2,19
18	Smolnikov Alexander Sergeevich	Head of Department for provision of projects realization of CC "Complex Energy Systems".	Company "Integrated Energy Systems Ltd."	2,19
19	Vasilyev Viktor Dmitrievich	Vice-president of the Company "Halcyon Advisors"	Company "HRI Ltd"	19,81
20	Golubev Igor Mikhailovich	Director General of limited company "Complex Energy Systems - Energy solutions"	Company "HRI Ltd"	19,81
21	Glushenko Alexey Dmitrievich	Deputy Director General of CC " Complex Energy Systems"	Company "HRI Ltd"	19,81
22	Slobodin Michail Yuryevich	Director General of CC " Complex Energy Systems"	Company "HRI Ltd"	19,81
23	Smelov Eduard Yuryevich	Chief executive of CC "Complex Energy Systems".	Company "HRI Ltd"	19,81
24	Tuzhilin Alexey Elyevich	Deputy Director for corporate management of CC "Complex Energy Systems".	Company "HRI Ltd"	19,81
25	Chikurov Sergey Vitalyevich	Director General of CC "Complex Energy Systems - Multienergetika"	Company "HRI Ltd"	19,81
26	Chernishova Natalia Vladimirovna	Director of the Company "Halcyon Advisors"	Company "HRI Ltd"	19,81
27	Hern David	Managerial Director of the Company "Halcyon Advisors"	Company "HRI Ltd"	19,81

Quorum and results of voting :

Number of votes for cumulative voting in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders	**31 278 900 800**	
Number of votes in possession of persons – owners of **floated stocks** , entitled to vote at the general meeting of stockholders .	**31 287 646 760**	
Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders	**27 780 068 960**	
The quorum on this issue **exists** (%)	**88,7893**	

The results of voting :

№	Name	Number of votes	%
«**FOR** », distribution of votes :			
1	Glushenko Alexey Dmitrievich	**3 442 221 904**	**12,3910**
2	Tuzhilin Alexey Elyevich	**3 442 221 304**	**12,3910**
3	Kushnarev Fedor Andreevich	**2 669 062 799**	**9,6078**
4	Obukhov Pavel Andreevich	**2 602 492 361**	**9,3682**
5	Kolesnikov Anton Sergeevich	**2 602 111 741**	**9,3668**
6	Akhanov Dmitry Sergeevich	**2 601 798 161**	**9,3657**
7	Burnashov Dmitry Alexandrovich	**2 601 730 761**	**9,3655**
8	Eremeev Maxim Alexandrovich	**2 601 693 665**	**9,3653**
9	Kharchilava Khvicha Pataevich	**2 601 659 609**	**9,3652**
10	Nepsha Valery Vasilyevich	**2 601 654 409**	**9,3652**
11	Pustovalova Ekaterina Yurievna	2 157 802	0,0078
12	Leontyev Andrey Georgievich	766 914	0,0028
13	Hern David	105 093	0,0004
14	Golubev Igor Mikhailovich	71 130	0,0003
15	Abramov Andrey Yuryevich	70 730	0,0003
16	Chikurov Sergey Vitalyevich	55 602	0,0002
17	Smolnikov Alexander Sergeevich	52 802	0,0002
18	Gusev Andrey Leonidovich	51 602	0,0002
19	Smelov Eduard Yuryevich	51 202	0,0002
20	Gabdushev Marat Zhamangaraevich	50 902	0,0002
21	Kondrikinskaya Elena Anatolyevna	50 602	0,0002
22	Ponomarev Ilya Vyacheslavovich	50 402	0,0002
23	Vasilyev Viktor Dmitrievich	36 974	0,0001
24	Yaroshevich Vladislav Anatolyevich	36 374	0,0001

25	Azovtsev Mikhail Viktorovich	36 274	0,0001
26	Chernishova Natalia Vladimirovna	32 274	0,0001
27	Slobodin Michail Yuryevich	31 674	0,0001
Against all candidates		**80**	**0,0000**
Abstain		**368 000**	**0,0013**

As a result of voting it was decided : To elect the Board of Directors of the Company consisting of

1.	**Glushenko Alexey Dmitrievich**
2.	**Tuzhilin Alexey Elyevich**
3.	**Kushnarev Fedor Andreevich**
4.	**Obukhov Pavel Andreevich**
5.	**Kolesnikov Anton Sergeevich**
6.	**Akhanov Dmitry Sergeevich**
7.	**Burnashov Dmitry Alexandrovich**
8.	**Eremeev Maxim Alexandrovich**
9.	**Kharchilava Khvicha Pataevich**
10.	**Nepsha Valery Vasilyevich**

3. On the third issue of the agenda - About election the Inspection Commission of the Company - the following candidates were proposed for election :

№	Name	Job title (for the moment of nomination)	Name of shareholder, which proposed this candidate	Number of voting shares (%)
1.	Sidorov Sergey Borisovich	Head of Department for Internal Audit of KC JSC RAO "UES of Russia"	JSC RAO "UES of Russia"	48,43
2.	Kirichuk Vladimir Vasilyevich	Chief expert of Department for personnel management of KC JSC RAO "UES of Russia"	JSC RAO "UES of Russia"	48,43
3.	Block Andrey Yuryevich	Acting deputy Director General JSC "Rostovenergo"	JSC RAO "UES of Russia"	48,43
4.	Baitov Anatoly Valeryevich	Head of Directorate for financial control and internal audit of JSC "FNC UES"	JSC RAO "UES of Russia"	48,43
5.	Kuznetsova Galina Ivanovna	Chief specialist of Directorate for financial control and internal audit of JSC "FNC UES"	JSC RAO "UES of Russia"	48,43
6.	Kramarenko Vyacheslav Mikhailovich	Head of Department for internal control and audit CC "CES"	Company Energy Systems Limited	2,19
7.	Kitsay Marina Mikhailovna	Chief specialist of section for methodology and consolidated reporting	Company Energy Systems Limited	2,19

8.	Kuzmina Olga Borisovna	Chief specialist of Department for internal control and audit CC "CES"	Company HRI Limited	19,81
9.	Kupriyanova Anna Vyacheslavovna	Analyst of the Company Halcyon Advisors	Company HRI Limited	19,81

Quorum and results of voting :

Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders	**3 127 616 843**	
Number of votes in possession of persons – owners of **floated stocks** , entitled to vote at the general meeting of stockholders .	**3 128 491 439**	
Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders	**2 777 733 659**	
The quorum on this issue **exists** (%)	**88,7883**	

The results of voting :

№	**Name**	**«FOR»**		**«AGAINST»**	**«ABSTAIN»**	**«INVALID»**
		Number of votes	**%**	**Number of votes**	**Number of votes**	**Number of votes**
1	**Kuzmina Olga Borisovna**	**2 771 331 691**	**99,7695**	**466 172**	**1 448 540**	**4 467 628**
2	**Kuznetsova Galina Ivanovna**	**2 085 229 665**	**75,0695**	**318 708**	**688 882 782**	**3 282 876**
3	**Sidorov Sergey Borisovich**	**2 084 816 369**	**75,0546**	**371 056**	**688 946 934**	**3 579 672**
4	**Kirichuk Vladimir Vasilyevich**	**2 083 316 869**	**75,0006**	**491 880**	**688 978 466**	**4 926 816**
5	**Baitov Anatoly Valeryevich**	**2 083 282 927**	**74,9994**	**492 092**	**688 922 034**	**5 016 978**
6	Kitsay Marina Mikhailovna	2 317 280	0,0834	546 096	689 246 454	2 085 604 201
7	Block Andrey Yuryevich	2 148 944	0,0774	405 540	689 637 846	2 085 521 701
8	Kupriyanova Anna Vyacheslavovna	2 041 722	0,0735	493 164	689 887 374	2 085 291 771
9	Kramarenko Vyacheslav Mikhailovich	632 556	0,0228	563 284	689 820 322	2 086 697 869

As a result of voting it was decided : To elect the Inspection Commission of the Company consisting of :

Kuzmina Olga Borisovna
Kuznetsova Galina Ivanovna
Sidorov Sergey Borisovich
Kirichuk Vladimir Vasilyevich
Baitov Anatoly Valeryevich

4. On the forth issue of the agenda - About confirmation the Auditor of the Company-

Quorum and results of voting :

Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders	**3 127 890 080**
Number of votes in possession of persons – owners of **floated stocks** , entitled to vote at the general meeting of stockholders .	**3 128 764 676**
Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders	**2 778 006 896**
The quorum on this issue **exists** (%)	**88,7893**

The results of voting :

Versions of voting	Number of votes	% (of total number of participants)
« For »	**2 775 836 566**	**99,8677**
«Against »	**1 100 352**	**0,0096**
«Abstain »	**140 180**	**0,0153**

As a result of voting it was decided : To elect the Auditor of the Company BDO UNIKON, Moscow , license № E 000547 issued 25.06.2002.

5. On the fifth issue of the agenda - About confirmation of the Charter of JSC "Rostovenergo" in new edition

Quorum and results of voting :

Number of votes in possession of persons **included into the list of persons** entitled to participate in the general meeting of stockholders	**3 127 890 080**
Number of votes in possession of persons – owners of **floated stocks** ,	**3 128 764 676**

entitled to vote at the general meeting of stockholders .	
Number of votes on this issue in possession of persons, which have participated in the general meeting of stockholders	**2 778 006 896**
The quorum on this issue **exists** (%)	**88,7893**

The results of voting :

Versions of voting	Number of votes	% (of total number of participants)
« For »	**2 775 836 566**	**99,8256**
«Against »	**1 100 352**	**0,0143**
«Abstain »	**140 180**	**0,0527**
«Invalid»	**2 963 720**	

As a result of voting it was decided : To confirm the Charter of JSC "Rostovenergo" in new edition .

The Chairman of the Meeting  **F.A. Kushnarev**

The Secretary of the Meeting  **B.K. Shkodenko**



Открытое Акционерное Общество
РОСТОВСКОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
(ОАО «РОСТОВЭНЕРГО»)

344002, г.Ростов-на-Дону, ул.Большая Садовая,49
Коммутатор 240-20-05, 299-98-87
Факс 240-55-08,244-13-01, 238-51-66
Телетайп 123785 AMPER KU Телекс 123057 BL OK KU
Кор/счет 30101810100000000762
в ОАО «КБ Центр-Инвест» г.Ростов-на-Дону
БИК 046015762, ИНН 6164102637 КПП 616401001
ОКОНХ 11100, 19900, ОКПО 00104024

25.05.05 N 18-08/357/1237

На N

TO : Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

FROM: JSC " Rostovenergo "
Rostov - on - Don, Russia

Exemption No. : 82 - 4839

Dear Sirs :

In connection with Rostovenergo' s exemption , pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find **Ballot papers for voting at the general meeting of shareholders of JSC "Rostovenergo", which will take place on May, 31 2005 and the Announcement about its conducting .**

Sincerely,

F. A. Kushnarev
Director General

Sergeev V.M.
Tel. +(8631) 38 51 58

Join Stock Company "Rostov Join Stock Company of Energy and Electrifications"
B. Sadovaya str., 49, Rostov-on-Don, 344002

Announcement about conducting of general meeting of shareholders of JSC "Rostovenergo"

JSC "Rostovenergo" announces about conducting of general meeting of shareholders in the form of meeting (joint presence) with the following agenda :

1. About approval of the Annual Report, Annual Accounting Reporting, including reports about profits and losses , distribution of profits (including dividends payment) and losses of the Company on the 2004 total;
2. About election of the Board of Directors of the Company;
3. About election of the Inspection Commission (Inspector) of the Company ;
4. About confirmation of the Auditor of the Company;
5. About confirmation of the Charter of JSC "Rostovenergo" in new edition.

Date of general meetings of shareholders of JSC "Rostovenergo": **May 31, 2005**
Time of meeting holding : **11. 00 a.m. local time.**
Time of registration beginning : **10. 00 a.m. local time.**
Place of meeting holding : **PC "Energetic" , Semashko avenue, 48, Rostov-on-Don.**

Mailing address to send completed ballots :
- JSC Central Moscow Depositary, Bolshaya Pochtovaya str., 34, b. 8 Moscow, 105082;
Expiry date of ballot papers admission : **May 28, 2005.**

The shareholders can get acquainted with the information for the general meeting of shareholders of JSC "Rostovenergo" **from May 11, 2005 till May 31, 2005 (inclusive), except days off and holidays, from 10.00 till 16.00 at the following addresses :**
- JSC "Rostovenergo", B. Sadovaya str., 49, room 300, Rostov-on-Don.
- JSC Central Moscow Depositary, Bolshaya Pochtovaya str., 34, b. 8, Moscow.

The register of shareholders, having right to participate in the general meeting of shareholders of JSC "Rostovenergo" was compiled on **April 15 , 2005.**

For further information you may call : (863) 238-51-58, 238-55-66, 238-55-81.

The Board of Directors of JSC " Rostovenergo"

Join Stock Company

"Rostov Join Stock Company of Energy and Electrifications"

General meeting of shareholders in the form of meeting will take place on **May 31, 2005, 11. 00 a.m.**

Location of the meeting : **the House of the DK "ENERGETIC", Semashko av., 48, Rostov-on-Don.**

Filled ballot papers can be directed to the addresses :

JSC Central Moscow Depositary, Bolshaya Pochtovaya str. , 34, b. 8, Moscow, 105082

JSC "Rostovenergo" , B. Sadovaya str., 49, Rostov-on-Don, 344002

1

Expiry date of ballot papers admission : **May 28, 2005**

BALLOT PAPER

The number of voting shares of the Company

Decision on question № 1 : *1. To approve the Annual Report of the Company for 2004.*

2. To approve the Annual Accounting Reporting, including reports about profits and losses (profit-and-loss statements), of the Company on the 2004 total.

3. To approve the offered distribution of profits and losses of the Company on the 2004 total.

Index		*Sum (thous. rubles)*
Profit and loss surplus of the period under review :		*278 737*
Distribution:	*Reserve fund*	*22 431*
	Accumulation fund	*254 122*
	Dividends	*2 184*
	Redemption of the losses of the previous years	-

4. Not to pay out the dividends for the nominal ordinary shares of the Company for 2004.

5. Taking into consideration dividend payment for the preference nominal shares of the Company for 9 months of 2004 at the rate 0,0419 rubles per one preference nominal share ((Minutes of General meeting of shareholders of December 27, 2004 № 2), to pay out the dividends for the preference nominal shares of the Company for 2004 total at the rate 0,0023591 rubles per one preference nominal share in monetary form during 60 days after decision-making.

FOR [ ] AGAINST [ ] ABSTAINED [ ]

Decision on question № 3: To elect the Inspection Commission of the Company consisting of *:*

№	Name	FOR	AGAINST	ABSTAINED
1.	Sidorov Sergey Borisovich	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
2.	Kirichuk Vladimir Vasilyevich	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
3.	Block Andrey Yuryevich	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
4.	Baitov Anatoly Valeryevich	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
5.	Kuznetsova Galina Ivanovna	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
6.	Kramarenko Vyacheslav Mikhailovich	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
7.	Kitsay Marina Mikhailovna	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
8.	Kuzmina Olga Borisovna	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]
9.	Kupriyanova Anna Vyacheslavovna	FOR [ ]	AGAINST [ ]	ABSTAINED [ ]

Choose (leave uncrossed) one variant of voting, corresponding to your decision regarding every candidate. The ballot paper containing uncrossed variant "FOR" more that 5 (five) times will be considered void on this question (if another procedure is not specified in p.p. 1, 2, 3.)

Decision on question № 4: *To confirm the Auditor of the Company : BDO UNIKON, , license № E 000547 issued 25.06.2002.*

FOR [ ] AGAINST [ ] ABSTAINED [ ]

Decision on question № 5: *To confirm the Charter of JSC "Rostovenergo" in new edition.*

FOR [ ] AGAINST [ ] ABSTAINED [ ]

Choose (leave uncrossed) one variant of voting, corresponding to your decision on every question (if another procedure is not specified in p.p. 1, 2, 3.)

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List") , in the field for entering the number of voices under the chosen variant of voting (uncrossed) , must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

[ ] - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over , in field under chosen (uncrossed) variant of voting the Voter must indicate the number of votes , given for this variant of voting , and must make the mark about reasons of filling in this field . If in respect of shares , handed over after the listing date of persons having the right to participate in the general meeting, directions of purchasers of such shares , coinciding with the left version , were received, such votes are summed.

[ ] - part of shares is handed over after the date of List compiling

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts, the Voter must indicate the number of votes given for every variant of voting in the fields under chosen variants of voting and make the mark about reasons of filling in this field:

☐ - voting in correspondence with instructions of the purchaser of shares, handed over after the date of List compiling, and in correspondence with instructions of owners of deposit receipts..

The signature of the shareholder (representative) ______________________ (____________________________________)

(signature) *(surname, name, patronymic name)*

Proxy issued "___"__________200__. №____________________

The ballot paper must be undersigned by the shareholder or his representative.

The ballot paper must be supplied with documents (notarized copies), certificating the authority of successors and representatives of persons included into the list of persons eligible for participation in the general meeting of shareholders.

Join Stock Company
"Rostov Join Stock Company of Energy and Electrifications"

2

General meeting of shareholders in the form of meeting will take place on **May 31, 2005, 11. 00 a.m.**
Location of the meeting : **the House of the DK "ENERGETIC", Semashko av., 48, Rostov-on-Don.**
Filled ballot papers can be directed to the addresses :
JSC Central Moscow Depositary, Bolshaya Pochtovaya str. , 34, b. 8, Moscow, 105082
JSC "Rostovenergo" , B. Sadovaya str., 49, Rostov-on-Don, 344002

Expiry date of ballot papers admission : **May 28, 2005**

BALLOT PAPER

The number of voting shares of the Company :

The number of votes for cumulative voting :

Decision on question № 2 : ***To elect the Board of Directors of the Company consisting of:***

№	Name	Job title (for the moment of nomination)	Number of voices given for the Candidate
1	Obukhov Pavel Andreevich	Director for strategy development of JSC " MRSK of Center and Northern Caucasus"	
2	Burnashov Dmitry Alexandrovich	Head of Department for business planning of Corporate center of JSC RAO "UES of Russia"	
3	Akhanov Dmitry Sergeevich	Head of Strategy department of Center for reform management JSC RAO "UES of Russia"	
4	Kushnarev Fedor Andreevich	Director General of JSC "Rostovenergo"	
5	Kolesnikov Anton Sergeevich	Deputy Head of Department for management of regional network Complexes JSC " FNC UES"	
6	Nepsha Valery Vasilyevich	Deputy Director General of Fund " Institute of Professional Directors"	
7	Eremeev Maxim Alexandrovich	Councilor of Fund " Institute of Professional Directors"	
8	Kharchilava Khvicha Pataevich	Councilor of Fund " Institute of Professional Directors"	
9	Gusev Andrey Leonidovich	Councilor of Fund " Institute of Professional Directors"	
10	Yaroshevich Vladislav Anatolyevich	Councilor of Fund " Institute of Professional Directors"	
11	Abramov Andrey Yuryevich	Head of Department for strategy planning of CC "Complex Energy Systems"	
12	Azovtsev Mikhail Viktorovich	Deputy Head of section for provision of projects realization of CC "Complex Energy Systems"	
13	Gabdushev Marat Zhamangaraevich	Head of administration for reforming and assets, activities of CC "Complex Energy Systems"	
14	Kondrikinskaya Elena Anatolyevna	Head of administration for amalgamations and mergers of CC "Complex Energy Systems"	
15	Leontyev Andrey Georgievich	Head of Department for power engineering of industrial enterprises of limited company "Complex Energy Systems - Energy Solutions"	
16	Ponomarev Ilya Vyacheslavovich	Deputy Director General – Head of Department for development and business planning of CC "Complex Energy Systems - Multienergetika"	
17	Pustovalova Ekaterina Yurievna	Head of Legal management of CC "Complex Energy Systems"	
18	Smolnikov Alexander Sergeevich	Head of Department for provision of projects realization of CC "Complex Energy Systems".	
19	Vasilyev Viktor Dmitrievich	Vice-president of the Company "Halcyon Advisors"	
20	Golubev Igor Mikhailovich	Director General of limited company "Complex Energy Systems - Energy solutions"	
21	Glushenko Alexey Dmitrievich	Deputy Director General of CC " Complex Energy Systems"	
22	Slobodin Michail Yuryevich	Director General of CC " Complex Energy Systems"	
23	Smelov Eduard Yuryevich	Chief executive of CC "Complex Energy Systems".	
24	Tuzhilin Alexey Elyevich	Deputy Director for corporate management of CC "Complex Energy Systems".	
25	Chikurov Sergey Vitalyevich	Director General of CC "Complex Energy Systems - Multienergetika"	
26	Chernishova Natalia Vladimirovna	Director of the Company "Halcyon Advisors"	
27	Hern David	Managerial Director of the Company "Halcyon Advisors"	
AGAINST ALL CANDIDATES			
ABSTAINED			

Important ! Under cumulative voting the number of votes, possessed by each shareholder, is multiplied by a number of Directors' Board members of the Company. A Shareholder has the right to give all his votes for one candidate or allocate his votes among two or several candidates to the Directors' Board of the Company; or to vote "against all candidates" or "abstained", having left uncrossed only one variant of the answer.

Fractional part of vote received as a result of multiplication of votes number belonging to shareholder –owner of fractional share by number of Directors' Board members, may be given only for one candidate.

The described procedure of cumulative voting is used if another procedure is not specified in p.p. 1, 2, 3.

1. The Voter by warrant, issued based on shares sent after the list of people eligible for participation in the general meeting was made (bellow - "List"), in the field for entering the number of voices opposite the chosen variant of voting (uncrossed), must indicate the number of voices given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - voting by proxy, issued based on shares, sent after the List of people eligible for participation in the general meeting was made;

2. If after date of List compiling not all shares are handed over, in field opposite chosen (uncrossed) variant of voting the Voter must indicate the number of votes, given for this variant of voting, and must make the mark about reasons of filling in this field :

☐ - part of shares is handed over after the date of List compiling.. If instructions about such shares handed over after List compiling, comply with the chosen variant of voting, these voices are added up.

3. If the voting is conducted in correspondence with instructions of persons who bought shares after the date of List compiling or in correspondence with instructions of owners of deposit receipts, the Voter must indicate the number of votes given for every variant of voting in the fields opposite chosen variants of voting and make the mark about reasons of filling in this field :

☐ - voting in correspondence with instructions of the purchaser of shares, handed over after the date of List compiling, and (or) in correspondence with instructions of owners of deposit receipts.

The signature of the shareholder (representative) ______________________ (______________________)

(signature) *(surname, name, patronymic name)*

Proxy issued "___"__________200__. №__________________

The ballot paper must be undersigned by the shareholder or his representative

The ballot paper must be supplied with documents (notarized copies), certificating the authority of successors and representatives of persons, included into the list of persons eligible for participation in the general meeting of shareholders.